FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number:

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________________________________________________________________________________________

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO), DECEMBER 15, 2008

Complementary information to TELINT's Third Quarter 2008 Report requested by Official Communication No. 151/13203/2008 dated as of November 25, 2008 issued by the Comisión Nacional Bancaria y de Valores (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT's Third Quarter Report, at September 30, 2008, TELINT had a total debt equivalent to 1,381 million US dollars, of which 1,237 million were denominated in US dollars and 144 million were denominated in local currencies belonging to the different countries in which the Company operates. The Company hedged 873 million dollars through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company's policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments, mainly non deliverable forwards.

Hedge strategies

When the market conditions are favorable, the Company's Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, ,while maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody's and A by Standard & Poor's.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP ("Balcăo Organizado de Ativos e Derivados") standardized and duly executed by the legal representatives of the Company and the financial institutions.

Margin policies, collateral and lines of credit

The Company has no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for their knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company's Chief Financial Officer.

Derivative contracts that exceed 25 million US dollars must be approved by the Board of Directors. The control of these contracts is performed under the Corporate Governance guidelines of the Company and supervised by internal auditors.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company uses certain tools in order to evaluate market risk (VAR, Stress Test).

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company's cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the first three quarters of 2008, we have recognized an accrued net position of P.$397.2 million for the exchange rate hedges.

Eight non deliverable forward contracts reached maturity in the third quarter with a value of P.$135.8 million.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

TABLE 1
Derivative Instruments Summary
Figures in thousands as of September 30, 2008

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	CDI	CDI	MXN	MXN
Non Deliverable Forwards	Hedging	872,854	896,980	13.5800	12.0700	(1,088,267)	(3,053,729)	From 6 months to 1.1 years	N/A
				EXCHANGE RATE 5.6375	EXCHANGE RATE 6.4603

Total		872,854	896,980			(1,088,267)	(3,053,729)

________________________________________________________________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional 6K. COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO), DECEMBER 15, 2008